Exhibit 99.1

AEGON completes acquisition of Polish pension company

AEGON has completed its acquisition of the Polish pension company PTE Skarbiec Emerytura SA, after receiving final regulatory approval recently. AEGON initiated the transaction in June 2007 as part of a broader strategy to strengthen the company’s businesses in Central & Eastern Europe.

“This acquisition significantly enhances our position in the Polish market,” said Gábor Kepecs, member of the Management Board responsible for AEGON’s operations in Central & Eastern Europe. “AEGON is now Poland’s sixth largest pension fund company, with nearly 800,000 members and almost EUR 1.8 billion*) in pension assets under management.”

In recent years, AEGON has significantly expanded its pension business in Central & Eastern Europe. Currently, AEGON has more than two million pension fund members in the region, with EUR 4 billion*) pension assets under management, and businesses in six countries – Hungary, Poland, the Czech Republic, Slovakia, Romania and Turkey. AEGON has been present in Poland since 2005 and has both pension and life insurance activities in the country.

Under the terms of the transaction, AEGON has acquired BRE Bank’s stake in PTE Skarbiec Emerytura for EUR 117 million, in line with the estimate given in June 2007.

*) At September 30, 2008

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About AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ almost 32,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

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Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Changes in the policies of central banks and/or governments;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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